EXHIBIT 99.1

ANDERSON ENERGY LTD. PROVIDES OPERATIONS UPDATE

Calgary, Alberta, October 26, 2011 - Anderson Energy Ltd. (“Anderson” or the “Company”) (TSX:AXL) is continuing to successfully transition to an oil production growth company and is pleased to provide the following operations update.

HIGHLIGHTS

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Current production is approximately 8,000 barrels of oil equivalent per day (BOED).  Exit rates for 2011 are projected to be 8,200 BOED, with greater than 40% of production from oil and natural gas liquids.

–	Anderson made a new Cardium light oil discovery in Ferrier, confirming an extension to the Ferrier Cardium G Oil Pool. The first well came on stream at 350 BOED (75% oil and natural gas liquids).

–	Cardium oil production from Garrington, one of the Company’s core areas, is currently in excess of 1,500 BOPD and the pool is now being extended with new drilling to the north.

–	21 gross (16.4 net revenue) Cardium horizontal oil wells were drilled in the third quarter of 2011, of which 15.6 net wells are now on production.

–	Anderson achieved a 23% reduction in Cardium drilling and completion costs in the Garrington and Willesden Green operating areas making the average cost to drill and complete a well $2.3 million.

–	The drill ready Cardium horizontal oil location inventory is 204 gross (129.8 net) locations, a 52% increase since December 31, 2010.

–	The remainder of the Edmonton Sands natural gas farm-in commitment has been deferred to the first quarter of 2013.

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Capitalizing on the oil drilling success in the third quarter, the 2011 capital program has been increased to $145 million allowing for acceleration of capital spending that was originally planned for the first quarter of 2012.  The result will be 36% more net wells drilled in 2011 and increased oil production and cash flow from operations in 2012.

FERRIER DISCOVERY

Anderson made a new Cardium light oil discovery in Ferrier, confirming an extension to the Ferrier Cardium G Oil Pool. To date, the Company has drilled one operated horizontal oil well and participated in one third party operated horizontal oil well.  Two additional appraisal wells are planned for the remainder of 2011.  The operated Ferrier well was placed on production on October 13, 2011 and average production for the oil well has been 350 BOED (75% oil and natural gas liquids) flowing without artificial lift. The Company owns or controls 13.8 gross (6.8 net) sections of land in the Ferrier area, with most of the land being a contiguous land block in Township 37, Ranges 7 and 8 W5M.  Based on geological mapping, the Company estimates it has 30 gross (15.9 net) locations remaining to be drilled in Ferrier.

GARRINGTON CARDIUM OIL POOL DEVELOPMENT

The Company has identified a northern extension to its core Garrington field.  The Company is drilling three wells in the fourth quarter of 2011 to further delineate this extension.  Recent well performance in the north has been above the average Garrington type curve.

THIRD QUARTER 2011 OPERATIONS UPDATE

The Company has drilled 21 gross (16.4 net revenue) Cardium oil wells in the third quarter of 2011, of which 15.6 net wells are now on production.  Two of the wells were drilled in Ferrier and the balance of the wells were drilled in Garrington and Willesden Green.   The Garrington battery consolidation project was completed in August 2011 and the connection to the Rangeland Pipeline system was completed in October 2011.  In the third quarter of 2011, the Company built a new multi-well battery in Ferrier and various single well batteries in Willesden Green.   The Company has been diligently reducing its drilling and completion costs with the application of new technology and other cost saving measures.  Drilling and completion costs in Garrington and Willesden Green are approximately 23% lower in the third quarter of 2011 than in the first half of the year, even with longer horizontal well lengths and additional frac stages.

Garrington/Willesden Green Capital Costs:

Period	Average Drill Costs ($MM)	Average Completion Costs ($MM)	Average D&C Costs ($MM)	Number of frac stages per well
2010	1.6	1.4	3.0	13
First half of 2011	1.8	1.2	3.0	17
Third quarter 2011	1.4	0.9	2.3	19

Company engineers are targeting average Cardium drilling and completion costs in the Garrington and Willesden Green areas to be $2.1 million per well on future wells.

In the third quarter, the Company experimented with alternative completions techniques to the commonly used open hole casing packer technology.  These alternative technologies are now being considered for future Cardium fracture stimulations.

The Company estimates its third quarter production to be 7,300 BOED, which is in line with previous forecasts.  Production volumes were impacted by planned plant outages and drilling operations were delayed by wet weather in the second quarter and early in the third quarter.  In the third quarter, oil and natural gas liquids production (net of dispositions) is estimated to be 32% of total production, of which oil production is estimated to be 1,700 BOPD.  September 2011 oil production is estimated to be 2,000 BOPD.  In the third quarter, the Company sold 83 BOPD (89 BOED) of non-core, heavy oil production and other assets for proceeds of $6.2 million.

Anderson’s Cardium prospective land inventory is 124.5 gross (73.7 net) sections (85% in the oil fairway). Using geological mapping and offset production information, the Company has high-graded a location list to drill in the oil prone fairway.  The list includes 204 gross (129.8 net) wells to be drilled in the next few years (including wells drilled to date) and is 52% higher than at December 31, 2010.

2011 CAPITAL PROGRAM

The Board of Directors have approved an increase in the Company’s 2011 capital program to $145 million (net of dispositions) to focus on the development of new Cardium oil discoveries and required facility infrastructure for new discoveries at Ferrier, Willesden Green and Garrington North.  In addition, the Company will be evaluating with the drill bit a potentially new core area for Cardium oil development in the Northwest Pembina/Carrot Creek areas.  A portion of the capital budget increase is an acceleration of planned 2012 capital spending into 2011.  The benefit of this acceleration is increased oil production and cash flow from operations in 2012.  The Company now estimates that it will drill 51 gross (44.2 net capital, 39 net revenue) Cardium horizontal oil wells in 2011 (up 36% on a net revenue well basis from previous estimates).  The Company is presently considering a 2012 capital program that will approximate 2012 cash flow from operations.

ANDERSON ENERGY LTD. PRESS RELEASE OCTOBER 26, 2011	2

Current production is approximately 8,000 BOED with fourth quarter production estimated to be approximately 8,200 BOED.  It is estimated that 43% of the production will come from oil and natural gas liquids in the fourth quarter, up substantially from the average of 18% for the year ended December 31, 2010.   Average production for 2011 is estimated to be near the mid point of the Company’s published guidance of 7,500 to 8,000 BOED.  Company engineers estimate that oil and natural gas liquids production could average 45% of total production in 2012 and that during 2012, the Company could achieve a balanced production profile of oil to natural gas.

EDMONTON SANDS FARM-IN

The Company announced a 200 well Edmonton Sands farm-in commitment on January 29, 2009 and drilled 126 wells in the winter of 2009/2010. The Company was planning to drill the remaining 74 wells during the upcoming winter.  The terms of the farm-in agreement have been modified to extend the commitment date to March 31, 2013. With lower than expected natural gas prices, the Company has decided to defer the drilling of the remaining 74 wells past 2012.   This has cleared the way for the 2012 capital program to be almost entirely oil focused.

COMMODITY CONTRACTS

Crude Oil. As part of its price management strategy, the Company has entered into fixed price swap contracts based on the NYMEX crude oil price in Canadian dollars.  The average volumes and prices for these contracts are summarized below:

Period	Weighted average volume (bpd)	Weighted average WTI Canadian ($/bbl)
July 1, 2011 to September 30, 2011	1,500	94.16
October 1, 2011 to December 31, 2011	1,500	94.18
January 1, 2012 to March 31, 2012	1,500	104.63
April 1, 2012 to December 31, 2012	1,000	103.93

The Company entered into the hedging contracts to protect its capital program and support its bank borrowing base.  As the Company continues to grow its oil production, it will evaluate the merits of additional commodity hedging as part of a price management strategy.

Natural Gas. The Company has also physically contracted to sell 15,000 GJ per day of natural gas at an average Canadian dollar AECO price of $4.06 per GJ, from July 1, 2011 to October 31, 2011.  This equates to approximately 13.9 MMcfd at an average plant gate price of approximately $4.15 per Mcf.

STRATEGY

With oil prices at or near present levels, the Company expects to be able to finance its foreseeable drilling programs out of cash flow and currently available credit facilities.  The Company will closely monitor commodity prices and adjust its capital spending plans appropriately to stay within its bank lines and has no plans to pursue additional financing.  The Company is planning to divest of various non core oil and natural gas properties outside of its Central Alberta core area and use the proceeds from the dispositions to reduce bank debt and/or expand its Cardium oil drilling program.

The natural gas price outlook has not improved.  The Company will continue to devote the majority of its capital program to light oil horizontal drilling.  In a stronger natural gas market, the Company has a significant shallow gas inventory that can be drilled.  This asset is strategic and valuable to the Company longer term.

ANDERSON ENERGY LTD. PRESS RELEASE OCTOBER 26, 2011	3

The Company completed a Section 12(g) registration with the U.S. Securities and Exchange Commission to facilitate trading by U.S. shareholders.  At this time, there are no plans to pursue a listing on any U.S. stock exchange.

An increase in oil and natural gas liquids production to 45% of total production volumes in 2012, the 23% reduction in Cardium drilling and completion costs, the installation of major facility infrastructure, a primary focus on oil drilling and the Ferrier discovery should all contribute to significant improvements in net operating income per BOE in 2012.  This is expected to translate into increased cash flow from operations and reduced overall debt leverage.

From inception of the play in 2010 to the end of 2011,  the Company estimates it will have drilled 73 gross (54.4 net revenue) Cardium oil wells and have 52.4 net Cardium oil wells on production.  The focus of the Company in 2012 will continue to be growth in cash flow from operations through light oil horizontal drilling, primarily in the Cardium formation.

For more information on the Company and its Cardium oil play, visit our website at www.andersonenergy.ca.

For further information, please contact:

Brian H. Dau
President & Chief Executive Officer
(403) 262-6307
info@andersonenergy.ca

FORWARD-LOOKING STATEMENTS

Certain statements in this news release including, without limitation, management’s assessment of future plans and operations; benefits and valuation of the development prospects described herein; number of locations in drilling inventory and wells to be drilled; timing and location of drilling and tie-in of wells and the costs thereof; productive capacity of the wells; timing of and construction of facilities; expected production rates; percentage of production from oil and natural gas liquids; dates of commencement of production; amount of capital expenditures and the timing and method of financing thereof; value of undeveloped land; extent of reserves additions; ability to attain cost savings; drilling program success; impact of changes in commodity prices on operating results; estimates of future revenues, costs, netbacks, cash flow from operations and debt levels; commodity price outlook and general economic outlook may constitute “forward-looking information” (within the meaning of applicable Canadian securities legislation) or “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets; volatility of commodity prices; currency fluctuations; imprecision of reserves estimates; environmental risks; competition from other producers; inability to retain drilling rigs and other services; adequate weather to conduct operations; sufficiency of budgeted capital, operating and other costs to carry out planned activities; wells not performing as expected; incorrect assessment of the value of acquisitions and farm-ins; failure to realize the anticipated benefits of acquisitions and farm-ins; delays resulting from or inability to obtain required regulatory approvals; changes to government regulation; ability to access sufficient capital from internal and external sources; and other factors, many of which are beyond the Company’s control.  The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as the factors are interdependent, and management’s future course of action would depend on its assessment of all information at the time. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements and readers should not place undue reliance on the assumptions and forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect Anderson’s operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.sec.gov/edgar) or at Anderson’s website (www.andersonenergy.ca).

The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

CONVERSION

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ANDERSON ENERGY LTD. PRESS RELEASE OCTOBER 26, 2011	4